Exhibit (a)(1)(vii)

November 5, 2008

BGH GP Holdings, LLC
c/o ArcLight Capital Partners, LLC	Telephone: (617) 531-6316
200 Clarendon Street, 55th Floor
Boston, MA 02117

FOR IMMEDIATE RELEASE

Contact:

Heidi Milne

(617) 531-6304

BGH G.P. HOLDINGS, LLC COMMENCES CASH TENDER OFFER FOR

UNITS OF BUCKEYE GP HOLDINGS L.P.

Boston, MA, November 5, 2008 -- BGH GP Holdings, LLC today announced that it is commencing its previously announced cash tender offer for all of the outstanding common units of Buckeye GP Holdings L.P. (NYSE: BGH) (the “Partnership”) not owned by BGH GP Holdings for $17.00 per unit in cash. BGH GP Holdings currently owns approximately 61% of the outstanding common units of the Partnership and 100% of MainLine Management LLC, which is the general partner of the Partnership and controls the Partnership.

The offer price represents a premium of approximately 19% above the closing price of the Partnership’s common units on October 21, 2008, the date on which BGH GP Holdings announced its intention to make this tender offer, and 21% above the average closing price over 30 days prior to that date.  The aggregate consideration payable under the proposal for the public stake is approximately $183 million.

The tender offer being commenced today is being made by BGH GP Holdings pursuant to an Offer to Purchase dated November 5, 2008.  The tender offer is scheduled to expire 5:00 p.m., New York City time, on Friday, December 5, 2008, unless extended. Assuming satisfaction or waiver of all the conditions to the offer, all validly tendered common units not withdrawn prior to the expiration date will be accepted for purchase for $17.00 per unit, net in cash, less any applicable withholding taxes and without any interest, pursuant to the terms of the offer and paid for promptly.

The tender offer is subject to the non-waivable condition that a majority of the common units not owned by BGH GP Holdings or its affiliates shall have been tendered. The offer is also subject to the waivable condition that a sufficient number of common units shall have been tendered to give BGH GP Holdings ownership of more than 90% of the outstanding common units of the Partnership, on a fully diluted basis, following consummation of the offer.  The offer is not conditioned on BGH GP Holdings obtaining any financing.  The offer is also subject to other terms and conditions as set forth in the tender offer materials being distributed to the Partnership’s common unitholders.

Following successful completion of the tender offer, BGH GP Holdings intends to exercise its limited call right under the Partnership’s partnership agreement to acquire any remaining common units not owned by it. The Partnership will cause the call right to be exercised promptly once the price the Partnership is required to pay in the call, which is determined pursuant to a formula contained in the Partnership’s partnership agreement, is no greater than $17.00.  If the price per Unit required to be paid in the call is less than $17.00, BGH GP Holdings nonetheless will pay $17.00 per common unit in the call.  The Partnership would then become a privately held, wholly owned subsidiary of BGH GP Holdings and its affiliates and its common units would cease to trade on the New York Stock Exchange.

The tender offer is being commenced without the approval of the Partnership’s board of directors and does not require such approval.  Under applicable law, however, the Partnership is required to file with the SEC a statement on Schedule 14D-9 as to its position on the offer as well as other information within 10 business days of the date on which the offer is commenced.

The Depositary for the tender offer is the Computershare Trust Company, N.A.

The Information Agent for the tender offer is Innisfree M&A Incorporated.  Banks and brokers call collect:  (212) 750-5833.  All others call toll free:  (888) 750-5834.

BGH GP Holdings is a Delaware limited liability company owned primarily by affiliates of ArcLight Capital Partners, LLC and Kelso & Company.

NOTICE TO BUCKEYE GP HOLDINGS L.P. COMMON UNITHOLDERS

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities.  BGH GP Holdings is filing the Offer to Purchase and certain other documents with the Securities and Exchange Commission.  The Partnership’s common unitholders and other interested parties are urged to read BGH GP Holdings’ tender offer statement and other relevant documents filed with the SEC when they become available because they will contain important information. These offering materials, together with a letter of transmittal, will be mailed to the Partnership’s unitholders.  The Partnership’s common unitholders will be able to receive those documents free of charge at the SEC’s website, www.sec.gov.

CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements about the expected effects, timing and completion of the proposed transaction and all other statements in this release other than historical facts, constitute forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. The statements are based upon BGH GP Holdings’ current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements, including, among other things, whether the conditions to the tender offer will be satisfied, general economic factors, business and capital market conditions, general industry trends, changes in tax law requirements and government regulation. There can be no assurances that any transaction will be consummated. BGH GP Holdings disclaims any obligation to update or revise the information in this news release based on new information or otherwise, unless otherwise required by law.